CUSIP No. 127531 101	13G	Page 1 of 12 Pages

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

CADISTA HOLDINGS INC.
(Name of Issuer) Common Stock
(Title of Class of Securities) 127531 101
(CUSIP number) December 31, 2011
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1745 (1-06)

13G	Page 2 of 12 Pages

CUSIP No.	127531 101

1	NAME OF REPORTING PERSON Generic Pharmaceuticals Holdings, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 97,043,574*
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 97,043,574*

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 97,043,574*
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 82.4% **
12	TYPE OF REPORTING PERSON CO

* All shares are held by Generic Pharmaceutical Holdings Inc. (“GPHI”), a wholly-owned subsidiary of Jubilant Life Sciences Holdings Inc. (“JLHSI”), which in turn is owned by Jubilant Life Sciences Ltd. (“JLS”) and its wholly-owned subsidiary Jubilant Pharma Pte. Ltd. (“JPPL”).  Shyam S. Bhartia and Hari S. Bhartia, who are brothers, own or control a significant percentage of the equity shares of JLS, and accordingly, may be deemed to indirectly beneficially own the reported shares.  Messrs. Shyam S. Bhartia and Hari S. Bhartia disclaim beneficial ownership of these shares owned indirectly by JLS, except to the extent of their respective pecuniary interest therein, and this report shall not be deemed an admission that Mr. Shyam S. Bhartia or Mr. HariS. Bhartia is the beneficial owner of these securities for purposes of Section 16 or for any other purpose.

** Based on 117,797,180 shares of common stock issued and outstanding.

13G	Page 3 of 12 Pages

CUSIP No.	127531 101

1	NAME OF REPORTING PERSON Jubilant Life Sciences Holdings Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 97,043,574*
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 97,043,574*

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 97,043,574*
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 82.4% **
12	TYPE OF REPORTING PERSON CO

 * All shares are held by Generic Pharmaceutical Holdings Inc. (“GPHI”), a wholly-owned subsidiary of Jubilant Life Sciences Holdings Inc. (“JLHSI”), which in turn is owned by Jubilant Life Sciences Ltd. (“JLS”) and its wholly-owned subsidiary Jubilant Pharma Pte. Ltd. (“JPPL”).  Shyam S. Bhartia and Hari S. Bhartia, who are brothers, own or control a significant percentage of the equity shares of JLS, and accordingly, may be deemed to indirectly beneficially own the reported shares.  Messrs. Shyam S. Bhartia and Hari S. Bhartia disclaim beneficial ownership of these shares owned indirectly by JLS, except to the extent of their respective pecuniary interest therein, and this report shall not be deemed an admission that Mr. Shyam S. Bhartia or Mr. HariS. Bhartia is the beneficial owner of these securities for purposes of Section 16 or for any other purpose.

** Based on 117,797,180 shares of common stock issued and outstanding.

13G	Page 4 of 12 Pages

CUSIP No.	127531 101

1	NAME OF REPORTING PERSON Jubilant Life Sciences, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION India

NUMBER OF SHARES BENEFICIALY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 97,043,574*
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 97,043,574*

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 97,043,574*
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 82.4% **
12	TYPE OF REPORTING PERSON CO

 * All shares are held by Generic Pharmaceutical Holdings Inc. (“GPHI”), a wholly-owned subsidiary of Jubilant Life Sciences Holdings Inc. (“JLHSI”), which in turn is owned by Jubilant Life Sciences Ltd. (“JLS”) and its wholly-owned subsidiary Jubilant Pharma Pte. Ltd. (“JPPL”).  Shyam S. Bhartia and Hari S. Bhartia, who are brothers, own or control a significant percentage of the equity shares of JLS, and accordingly, may be deemed to indirectly beneficially own the reported shares.  Messrs. Shyam S. Bhartia and Hari S. Bhartia disclaim beneficial ownership of these shares owned indirectly by JLS, except to the extent of their respective pecuniary interest therein, and this report shall not be deemed an admission that Mr. Shyam S. Bhartia or Mr. Hari S. Bhartia is the beneficial owner of these securities for purposes of Section 16 or for any other purpose.

** Based on 117,797,180 shares of common stock issued and outstanding.

13G	Page 5 of 12 Pages

CUSIP No.	127531 101

1	NAME OF REPORTING PERSON Jubilant Pharma Pte. Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Singapore

NUMBER OF SHARES BENEFICIALY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 97,043,574*
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 97,043,574*

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 97,043,574*
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 82.4% **
12	TYPE OF REPORTING PERSON CO

* All shares are held by Generic Pharmaceutical Holdings Inc. (“GPHI”), a wholly-owned subsidiary of Jubilant Life Sciences Holdings Inc. (“JLHSI”), which in turn is owned by Jubilant Life Sciences Ltd. (“JLS”) and its wholly-owned subsidiary Jubilant Pharma Pte. Ltd. (“JPPL”).  Shyam S. Bhartia and Hari S. Bhartia, who are brothers, own or control a significant percentage of the equity shares of JLS, and accordingly, may be deemed to indirectly beneficially own the reported shares.  Messrs. Shyam S. Bhartia and Hari S. Bhartia disclaim beneficial ownership of these shares owned indirectly by JLS, except to the extent of their respective pecuniary interest therein, and this report shall not be deemed an admission that Mr. Shyam S. Bhartia or Mr. Hari S. Bhartia is the beneficial owner of these securities for purposes of Section 16 or for any other purpose.

** Based on 117,797,180 shares of common stock issued and outstanding.

13G	Page 6 of 12 Pages

CUSIP No.	127531 101

1	NAME OF REPORTING PERSON Shyam S. Bhartia
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION India

NUMBER OF SHARES BENEFICIALY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 97,043,574*
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 97,043,574*

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 97,043,574*
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 82.4% **
12	TYPE OF REPORTING PERSON IN

* All shares are held by Generic Pharmaceutical Holdings Inc. (“GPHI”), a wholly-owned subsidiary of Jubilant Life Sciences Holdings Inc. (“JLHSI”), which in turn is owned by Jubilant Life Sciences Ltd. (“JLS”) and its wholly-owned subsidiary Jubilant Pharma Pte. Ltd. (“JPPL”).  Shyam S. Bhartia and Hari S. Bhartia, who are brothers, own or control a significant percentage of the equity shares of JLS, and accordingly, may be deemed to indirectly beneficially own the reported shares.  Messrs. Shyam S. Bhartia and Hari S. Bhartia disclaim beneficial ownership of these shares owned indirectly by JLS, except to the extent of their respective pecuniary interest therein, and this report shall not be deemed an admission that Mr. Shyam S. Bhartia or Mr. Hari S. Bhartia is the beneficial owner of these securities for purposes of Section 16 or for any other purpose.

** Based on 117,797,180 shares of common stock issued and outstanding.

13G	Page 7 of 12 Pages

CUSIP No.	127531 101

1	NAME OF REPORTING PERSON Hari S. Bhartia
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION India

NUMBER OF SHARES BENEFICIALY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 97,043,574*
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 97,043,574*

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 97,043,574*
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 82.4% **
12	TYPE OF REPORTING PERSON IN

* All shares are held by Generic Pharmaceutical Holdings Inc. (“GPHI”), a wholly-owned subsidiary of Jubilant Life Sciences Holdings Inc. (“JLHSI”), which in turn is owned by Jubilant Life Sciences Ltd. (“JLS”) and its wholly-owned subsidiary Jubilant Pharma Pte. Ltd. (“JPPL”). Shyam S. Bhartia and Hari S. Bhartia, who are brothers, own or control a significant percentage of the equity shares of JLS, and accordingly, may be deemed to indirectly beneficially own the reported shares. Messrs. Shyam S. Bhartia and Hari S. Bhartia disclaim beneficial ownership of these shares owned indirectly by JLS, except to the extent of their respective pecuniary interest therein, and this report shall not be deemed an admission that Mr. Shyam S. Bhartia or Mr. Hari S. Bhartia is the beneficial owner of these securities for purposes of Section 16 or for any other purpose.

** Based on 117,797,180 shares of common stock issued and outstanding.

13G	Page 8 of 12 Pages

CUSIP No.	127531 101

Item 1.

Item 1(a) Name of Issuer: Cadista Holdings Inc.

Item 1(b) Address Of Issuer's Principal Executive Offices:	207 Kiley Drive
Salisbury, MD 21801

Item 2.

Item 2(a) Name of Person Filing:

Name or Person Filing	Address	Citizenship
Generic Pharmaceuticals Holdings Inc.	c/o Jubilant Life Sciences (USA) One Crossroads Dr. Bedminster, NJ 07921	Delaware

Jubilant Life Sciences Holdings Inc.	c/o Jubilant Life Sciences (USA) One Crossroads Dr. Bedminster, NJ 07921	Delaware

Jubilant Life Sciences Ltd.	1-A Sector 16A Institutional Area Nodia, UP K7 20301-	India

Jubilant Pharma Pte. Ltd.	80 Raffles place, UOB Plaza 1,#26-01 Singapore 048624	Singapore

Shyam S. Bhartia	c/o Cadista Holdings Inc. 207 Kiley Drive Salisbury, MD 21801	India

Hari S. Bhartia	c/o Cadista Holdings Inc. 207 Kiley Drive Salisbury, MD 21801	India

Generic Pharmaceuticals Holdings Inc., Jubilant Life Sciences Holdings Inc., Jubilant Life Sciences Ltd., Jubilant Pharma Pte. Ltd., Shyam S. Bhartia and Hari S. Bhartia have entered into a Joint Filing Agreement, dated February 10, 2012, a copy of which is filed with this Schedule 13G as Exhibit 1, pursuant to which such reporting persons have agreed to file this statement jointly in accordance with the provisions of Rule 3d–1(k)(l) under the Securities Exchange Act of 1934.

Item 2(b) Address of Principal Business Office, or, if none, Residence: See Item 2(a) above.

Item 2(c) Citizenship: See Item 2(a) above.

Item 2(d) Title of Class of Securities Common Stock, $0.001 par value.

Item 2(e) CUSIP Number: 127531 101

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CUSIP No.	127531 101

Item 3. If this statement is filed pursuant to §§240.13(d)-1(b) or 240.13(d)-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)	☐	Investment company registered under section 8 of the Investment Company Act (15 U.S.C. 80a-8).
(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).
(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(ii)(F).
(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).
(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	☐	Group in accordance with §240.13d-1(b)(ii)(J).

N/A

Item 4. Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: See below.
(b)	Percent of class: See below.
(c)	Number of shares as to which the person has:
	(i)	Sole power to vote or to direct the vote: See below.
	(ii)	Shared power to vote or to direct the vote: See below.
	(iii)	Sole power to dispose or to direct the disposition of: See below.
	(iv)	Shared power to dispose or to direct the disposition of: See below

13G	Page 10 of 12 Pages

CUSIP No.	127531 101

As of the date of this report, each Reporting Person beneficially owned the number and percentage of issued and outstanding shares of common stock of Cadista Holdings, Inc. listed opposite to its name:

Reporting Person	Amount Beneficially Owned	Percent of Class (a)
Generic Pharmaceutical Holdings, Inc.	97,043,574(b)	82.4%

Jubilant Life Sciences Holdings Inc.	97,043,574(b)	82.4%

Jubilant Life Sciences Ltd.	97,043,574(b)	82.4%

Jubilant Pharma Pte. Ltd.	97,043,574(b)	82.4%

Shyam S. Bhartia	97,043,574(b)	82.4%

Hari S. Bhartia	97,043,574(b)	82.4%

(a)	Based on 117,797,180 shared of common stock outstanding.
(b)	All shares are held by Generic Pharmaceutical Holdings Inc. (“GPHI”), a wholly-owned subsidiary of Jubilant Life Sciences Holdings Inc. (“JLHSI”), which in turn is owned by Jubilant Life Sciences Ltd. (“JLS”) and its wholly-owned subsidiary Jubilant Pharma Pte. Ltd. (“JPPL”). Shyam S. Bhartia and Hari S. Bhartia, who are brothers, own or control a significant percentage of the equity shares of JLS, and accordingly, may be deemed to indirectly beneficially own the reported shares. Messrs. Shyam S. Bhartia and Hari S. Bhartia disclaim beneficial ownership of these shares owned indirectly by JLS, except to the extent of their respective pecuniary interest therein, and this report shall not be deemed an admission that Mr. Shyam S. Bhartia or Mr. Hari S. Bhartia is the beneficial owner of these securities for purposes of Section 16 or for any other purpose.

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CUSIP No.	127531 101

Item 5.	Ownership of Five Percent or Less of a Class

N/A

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person

See item 4 above.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

N/A

Item 8.	Identification and Classification of Members of The Group

All shares are held by Generic Pharmaceutical Holdings Inc. (“GPHI”), a wholly-owned subsidiary of Jubilant Life Sciences Holdings Inc. (“JLHSI”), which in turn is owned by Jubilant Life Sciences Ltd. (“JLS”) and its wholly-owned subsidiary Jubilant Pharma Pte. Ltd. (“JPPL”). Shyam S. Bhartia and Hari S. Bhartia, who are brothers, own or control a significant percentage of the equity shares of JLS, and accordingly, may be deemed to indirectly beneficially own the reported shares. Messrs. Shyam S. Bhartia and Hari S. Bhartia disclaim beneficial ownership of these shares owned indirectly by JLS, except to the extent of their respective pecuniary interest therein, and this report shall not be deemed an admission that Mr. Shyam S. Bhartia or Mr. Hari S. Bhartia is the beneficial owner of these securities for purposes of Section 16 or for any other purpose.

Item 9.	Notice of Dissolution of Group

N/A

Item 10.	Certification

N/A

13G	Page 12 of 12 Pages

CUSIP No.	127531 101

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 10 , 2012	GENERIC PHARMACEUTICALS HOLDINGS, INC.

By: _____________/s/ Kamal Mandan_____________________
Name: Kamal Mandan Title: Director
Date: February 10, 2012	JUBILANT LIFE SCIENCES HOLDINGS INC.

By: ______________/s/ Rahul Devnani_____________________
Name: Rahul Devnani Title: Chief Financial Officer

Date: February 10, 2012	JUBILANT LIFE SCIENCES, LTD.

By: _____________/s/_R. Sankaraiah_______________________
Name: R. Sankaraiah Title: Executive Director Finance

Date: February 10, 2012	JUBILANT PHARMA PTE. LTD.

By: _____________/s/ Shyam S. Bhartia_____________________
Name: Shyam S. Bhartia Title: Director

_____________/s/ Shyam S. Bhartia_____________________
Date: February 10, 2012	Shyam S. Bhartia

_____________/s/ Hari S. Bhartia_____________________
Date: February 10, 2012	Hari S. Bhartia

EXHIBIT A

JOINT FILING AGREEMENT

The undersigned hereby agree that they are filing this statement jointly pursuant to Rule 13d-1(k)(1). Each of them is responsible for the timely filing of such Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

In accordance with Rule 13d-1(k)(1) promulgated under the Securities and Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with each other on behalf of each of them of such a statement on Schedule 13G and any amendments thereto with respect to the equity securities (as defined in Rule 13d-1(i)) of the issuer, beneficially owned by each of them. This Joint Filing Agreement shall be included as an exhibit to such Schedule 13G and any amendments thereto.

Dated: February 10, 2012

GENERIC PHARMACEUTICALS HOLDINGS, INC.		JUBILANT PHARMA PTE, LTD.

By:	/s/ Kamal Mandan	By:	/s/ Shyam S. Bhartia
Name:	Kamal Mandan	Name:	Shyam S. Bhartia
Title:	Director	Title:	Director

JUBILANT LIFE SCIENCES HOLDINGS, INC.

By:	/s/ Rahul Devnani	/s/ Shyam S. Bhartia
Name:	Rahul Devnani	Shyam S. Bhartia
Title:	Chief Financial Officer

JUBILANT LIFE SCIENCES LTD.

By:	/s/ R. Sankaraiah	/s/ Hari S. Bhartia
Name:	R. Sankaraiah	Hari S. Bhartia
Title:	Executive Director Finance